Hollysys Automation Technologies Announces US$ 30.45 Million

300-350km/h High-speed Rail ATPs Contract Win

Beijing, China – November 15, 2010 – Hollysys Automation Technologies, Ltd. (NASDAQ: HOLI) (“Hollysys” or the “Company”), a leading provider of automation and control technologies and applications in China, announced today signing a contract of approximately US$ 30.45 million or RMB 201.71 million to supply its 300-350km/h high-speed rail ATPs to the Ministry of Railways of China, which is expected to be delivered between May and November 2011.

The high-speed rail signaling system is mainly consisted of two products, one is on-board ATP (Automatic Train Protection) which is installed at the front and tail end of each train, the other is ground-based TCC (Train Control Center) stationed along the rail way track. TCC collects all the information about the track condition, speed limit, and etc., compiles it into a digital file and sends it over to on-board ATP, which generates a driving instruction curve, so that the high-speed rail train knows exactly what is expected in terms of speed, slope or turn before it enters the next radio block. ATP also functions as the last line of defense in safety, as it can trigger emergency break if it detects a danger ahead or potential collision. ATP in combination with TCC provides the crucial control elements in the high-speed railway signaling systems to ensure the safety and reliability of the high-speed railway traffic and operation. There are only four 300-350km/h high-speed rail lines in commercial operation in China today, which are Wuhan-Guangzhou, Zhengzhou-Xi’an, Shanghai-Nanjing, Shanghai-Hangzhou high-speed rail lines, among which Zhengzhou-Xi’an line was commissioned by Hollysys.

Dr. Changli Wang, CEO and Chairman of Hollysys, commented: “We are very pleased of winning the contract of 300-350km/h high-speed rail ATPs. This is the first 300-350km/h high-speed rail signaling contract since our successful commissioning of Zhengzhou-Xi’an line as a pilot project for 300-350km/h segment.  The ATPs provided by Hollysys are scheduled to be installed on any type of 300-350km/h high-speed trains for any 300-350km/h high-speed lines in China. This contract win is a testament that Hollysys will continue to play a leading role in China’s 300-350km/h high-speed rail market, following our great success in 200-250km/h segment. Hollysys will leverage on this leading position to capture its fair share in China’s unprecedented high-speed rail build-out going forward.”

About Hollysys Automation Technologies, Ltd.
Hollysys Automation Technologies is a leading provider of automation and control technologies and applications in China that enables its diversified industry and utility customers to improve operating safety, reliability, and efficiency. Founded in 1993, Hollysys has approximately 2,400 employees with 9 sales centers and 13 service centers in 21 cities in China and serves over 1700 customers in the industrial, railway, subway & nuclear industries. Its proprietary technologies are applied in product lines including Distributed Control System (DCS) and Programmable Logic Controller (PLC) for industrial sector, high-speed railway signaling system of TCC (Train Control Center) and ATP (Automatic Train Protection), subway supervisory and control platform (SCADA), and nuclear conventional island automation and control system.

Hollysys Automation Technologies, Ltd.	Page 2

Safe Harbor
This release contains forward-looking statements within the meaning of the Private Securities Litigation Reform Act of 1995. All statements, other than statements of historical fact included herein are “forward-looking statements,” including statements regarding: the ability of the Company to achieve its commercial objectives; the business strategy, plans and objectives of the Company and its subsidiaries; and any other statements of non-historical information. These forward-looking statements are often identified by the use of forward-looking terminology such as “believes,” “expects” or similar expressions, involve known and unknown risks and uncertainties. Such forward-looking statements, based upon the current beliefs and expectations of Hollysys management, are subject to risks and uncertainties, which could cause actual results to differ from the forward-looking statements. Although the Company believes that the expectations reflected in these forward-looking statements are reasonable, they do involve assumptions, risks and uncertainties, and these expectations may prove to be incorrect. Investors should not place undue reliance on these forward-looking statements, which speak only as of the date of this press release. The Company’s actual results could differ materially from those anticipated in these forward-looking statements as a result of a variety of factors, including those discussed in the Company’s reports that are filed with the Securities and Exchange Commission and available on its website (http://www.sec.gov). All forward-looking statements attributable to the Company or persons acting on its behalf are expressly qualified in their entirety by these factors. Other than as required under the securities laws, the Company does not assume a dutyto update these forward-looking statements.

Contact information:
Hollysys Automation Technologies, Ltd.
www.hollysys.com

Jennifer Zhang
Manager of Investor Relations
(8610) 5898-1386
+1-646-593-8125
investors@hollysys.com